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                                  EXHIBIT 8.1



                         OPINION OF TYSON HOPKINS, CPA
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                         [TYSON HOPKINS LETTERHEAD]



                                January 9, 1998



Mr. Michael R. Marshall, President
U.S. Automobile Acceptance SNP-IV, Inc.
1120 N.W. 63rd Street
Suite G-106
Oklahoma City, Oklahoma 73116

         Re: Federal Income tax considerations relating to investment in Notes

Dear Mr. Marshall:

You have requested that I review and express an opinion regarding the Federal income aspects of certain investments in notes by noteholders of U.S. Automobile Acceptance SNP-IV, Inc. This letter intends to describe the expected Federal income tax consequences of the interest income from the notes and the tax treatment U.S. taxpayers and U.S. tax exempt entities.

I have prepared this summary from information provided by you and am basing my conclusion on the following facts.

                 U.S. Automobile Acceptance SNP-IV, Inc will be selling certain notes to United States investors paying a stated rate of interest over a stated period of time. The redemption price of the notes will not be subject to any premiums or discounts. The stated interest amounts carry an adequate market rate of interest. There are no premiums or additional inducements to noteholders that is properly includible as a result of the note purchase. The interest on the notes will be payable monthly during the life of the notes.

Section 61 of the Internal Revenue Code and the regulations issued by the Internal Revenue Code and the regulations issued by the Internal Revenue Service require that interest income be includible in gross income of taxpayer/investors. Accrual basis taxpayers are required to include the interest income when earned, even though it may not be received at that time. Cash basis taxpayers are required to include in gross income the
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interest received regardless of the period in which it is earned.

You may have investors who are classified for Federal income tax purposes as exempt. Generally, trusts forming part of a pension, profit sharing, or Keogh plan meeting the requirements of Section 401(a) of the Code (all collectively referred to as 'Exempt Plans'), and individual retirement accounts and trust ('IRAs and IRTs'), as well as certain charitable and other organizations described in Code Section 501 are exempt from federal income tax. However, this exemption does not apply where "unrelated business taxable income" is derived by the Exempt Plan, IRAs, IRTs and other exempt organizations from the conduct of any trade or business which is not substantially related to the exempt function of the entity. If Exempt Plans, IRAs, IRTs and other exempt organizations receive unrelated business taxable income, the Exempt Plans, IRAs, IRTs and other exempt organizations will be subject to a tax imposed by
Section 511 of the Code on the portion of their income constituting unrelated business taxable income. An Exempt Plan, IRA, IRT or other exempt organization will also be subject to alternative minimum tax on the unrelated business taxable income.

Unrelated business taxable income is defined as the gross income derived by an Exempt Plan, IRA, IRT or other exempt organization from any unrelated trade or business regularly carried on by such entity, less allowed deductions directly connected with the carrying on of such trade or business. However, certain types of income, including interest, dividends, royalties, gains or losses from the sale or exchange of property (other than property held as inventory or held primarily for sale to customers in the ordinary course of trade or business) or rental payments from real property are excluded from the unrelated business taxable income computation.

If an excluded category of income constitutes "unrelated debt-financed income" then such income is not excluded from the computation of unrelated business taxable income. Unrelated debt-financed income is the percentage of gross income derived from or on account of property with respect to which there is "acquisition indebtedness" equal to the ratio which the average acquisition indebtedness with respect to the property bears to the acquisition basis of such property. A portion of the deductions which are directly connected with the property are allowed in the computation of unrelated debt-financed income. Generally, acquisition indebtedness is indebtedness incurred directly or indirectly in connection with the acquisition of property as well as indebtedness the incurrence of which was reasonably foreseeable at the time of the acquisition of the property. Therefore, if an Exempt Plan, IRA, IRT or other exempt organization borrows funds to acquire the Notes, the interest received on such Notes may be reclassified as unrelated business taxable income on which the Exempt Plan, IRA, IRT and other exempt organization may be taxed.





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In considering an investment in the Notes of the Company of a portion of the assets of an Exempt Plan, IRA, IRT or a fiduciary should consider: (I) whether the investment is in accordance with the documents and instruments governing the Exempt Plan, IRA or IRT, (ii) whether the investment satisfies the diversification requirements of Section 404(a) (1) (C)of the Employee Retirement Income Security Act of 1974 (-ERISA-), (iii) whether the investment is prudent, because there may not be a market created in which he can sell or otherwise dispose of the Notes or because the Notes are not adequately secured,
(iv) whether the assets of the Company are considered to be "plan assets" under Department of Labor Regulation Section 2510.3-101, and (v) whether the income would be unrelated business taxable income because of the use of acquisition indebtedness as a source of the funds used to acquire the Notes.

This opinion considers only the items discussed herein. It is not to include oral or other opinions that may have been discussed. If any of the facts change, my opinion may change. I assume no responsibility for updating my opinion unless specifically engaged in writing to do so.



                                                Sincerely,

                                                /s/ TYSON HOPKINS

                                                Tyson Hopkins,
                                                Certified Public Accountant





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